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                         March 29, 2022

       Thomas J. Murphy
       President and Chief Executive Officer
       Arrow Financial Corporation
       250 Glen Street
       Glens Falls, NY 12801

                                                        Re: Arrow Financial
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 24,
2022
                                                            File No. 333-263812

       Dear Mr. Murphy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Dana Brown at 202-551-3859 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Finance